Exhibit 21.1
SUBSIDIARIES OF SKYWATER TECHNOLOGY, INC.

Subsidiary	Jurisdiction of Incorporation

SkyWater Technology Foundry, Inc.	Delaware
SkyWater Federal, LLC	Wyoming
SkyWater Florida, Inc.	Delaware